SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

W. R. GRACE & CO.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

38388F108

(CUSIP Number)

James C. Melville

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38388F108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) WRG Asbestos PI Trust FEIN: 46-4488430
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 38388F108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Trust Advisory Committee, appointed under the WRG Asbestos PI Trust Agreement, dated February 3, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 38388F108

1.

Names of reporting persons.

I.R.S. Identification Nos. of above persons (entities only)

Roger Frankel, in his capacity as the Asbestos PI Future Claimants’ Representative under the WRG Asbestos PI Trust Agreement, dated February 3, 2014.

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of W. R. Grace & Co., a Delaware corporation (the “Issuer” or “WRG”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D which was originally filed on February 11, 2014, and amended on August 8, 2014 and September 18, 2014 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend Items 3 and 5 of the Schedule 13D as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 2, 2015, the Trust delivered notice pursuant to Section 1 of the Warrant Implementation Agreement to elect to compel WRG to purchase the Warrants from the Trust. On February 3, 2015, (i) an assignment of the Warrants by the Trust to WRG was effected through the warrant agent and (ii) the Trust received payment from WRG of $490,000,000, in full satisfaction of WRG’s obligations to pay the purchase price under the Warrant Implementation Agreement.

Item 5.	Interest in Securities of the Issuer

Each of Item 5(a) and Item 5(b) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

Following the transactions described in the last paragraph of Item 3 hereof, the Trust, the TAC and the FCR no longer beneficially own any shares of Common Stock of WRG.

Item 5(e) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

As of February 3, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock outstanding.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015

WRG ASBESTOS PI TRUST

/s/ Harry Huge
Harry Huge, Trustee

/s/ Lewis Sifford
Lewis Sifford, Trustee

/s/ Dean M. Trafelet
Dean M. Trafelet, Trustee

TRUST ADVISORY COMMITTEE

/s/ Russell W. Budd
Russell W. Budd

/s/ John D. Cooney
John D. Cooney

/s/ Steven Kazan
Steven Kazan

/s/ Joseph F. Rice
Joseph F. Rice

/s/ Perry Weitz
Perry Weitz

FUTURE CLAIMANTS’ REPRESENTATIVE, under the WRG Asbestos PI Trust Agreement

/s/ Roger Frankel
Roger Frankel